UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

 Beginning January 1, 1999    and Ending     December 31, 1999

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			 ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                                     Service Company
  ___________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation  June 6, 1990  If not Incorporated, Date of Organization
		      ______________


State or Sovereign Power under which Incorporated or Organized    Delaware


Location of Principal Offices of Reporting Company

1340 Echelon Parkway, Jackson, Mississippi


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston                 VP, Chief Accounting Officer
	  (Name)                                (Title)

P.O. Box 61000, New Orleans, La. 70161
	    (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
			   Reporting Company:

			   Entergy Corporation

		  INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6.  Deficits Displayed
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7.  Major Amendments or Corrections
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


			      2 OF 27 PAGES

	       ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

	      Listing Of Schedules and Analysis of Accounts


							   Schedule or       Page
	 Description of Schedules and Accounts            Account Number    Number
Comparative Balance Sheets                               Schedule I           4-5
Service Company Property                                 Schedule II            6
Accumulated Provision for Depreciation and Amortization
   of Service Company Property                           Schedule III           7
Investments                                              Schedule IV            8
Accounts Receivable from Associate Companies             Schedule V             8
Fuel Stock Expenses Undistributed                        Schedule VI            9
Stores Expense Undistributed                             Schedule VII           9
Miscellaneous Current and Accrued Assets                 Schedule VIII         10
Miscellaneous Deferred Debits                            Schedule IX           10
Research, Development, or Demonstration Expenditures     Schedule X            10
Proprietary Capital                                      Schedule XI           11
Long-Term Debt                                           Schedule XII          12
Current and Accrued Liabilities                          Schedule XIII         13
Notes to Financial Statements                            Schedule XIV          13
Comparative Income Statements                            Schedule XV           14
Analysis of Billing - Associate Companies                Account 457           15
Analysis of Billing - Nonassociate Companies             Account 458           16
Analysis of Charges for Service - Associate and          Schedule XVI          17
   Nonassociate Companies
Schedule of Expense Distribution by Department or        Schedule XVII      18-19
   Service Function
Departmental Analysis of Salaries                        Various Accounts      20
Outside Services Employed                                Various Accounts      20
Employee Pensions and Benefits                           Various Accounts      21
General Advertising Expenses                             Various Accounts      21
Miscellaneous General Expenses                           Various Accounts      22
Rents                                                    Various Accounts      22
Taxes Other Than Income Taxes                            Various Accounts      23
Donations                                                Various Accounts      23
Other Deductions                                         Various Accounts      24
Notes to Statement of Income                             Schedule XVIII        24
Financial Data Schedule                                  Schedule XIX          25

									     Page
	 Description of Reports or Statements                               Number

Organization Chart                                                             26
Methods of Allocation                                                          26
Annual Statement of Compensation for Use of Capital                            26
  Billed
Signature                                                                      27





			      3 OF 27 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 Schedule I - Comparative Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                         ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31,
										     1999         1998
	SERVICE COMPANY PROPERTY
101      Service company property (Schedule II)                                   $12,027,701  $11,964,652
107      Construction work in progress (Schedule II)                                  117,619       49,316
										  -----------  -----------
	    Total Property                                                         12,145,320   12,013,968
										  -----------  -----------

108      Less accumulated provision for depreciation and amortization of service
	 company property (Schedule III)                                            9,869,531    9,399,162
										  -----------  -----------
	    Net Service Company Property                                            2,275,789    2,614,806
										  -----------  -----------

	INVESTMENTS

123      Investments in associate companies (Schedule IV)                                   -            -
124      Other investments (Schedule IV)                                                    -            -
										  -----------  -----------
	    Total Investments                                                               -            -
										  -----------  -----------

	CURRENT AND ACCRUED ASSETS

131      Cash                                                                             839          338
135      Working funds                                                                115,717        2,893
136      Temporary cash investments (Schedule IV)                                           -            -
141      Notes receivable                                                                   -            -
143      Account receivable                                                           331,818            -
145      Notes receivable from associate companies                                          -       27,000
146      Accounts receivable from associate companies (Schedule V)                 18,549,259   40,483,602
152      Fuel stock expenses undistributed (Schedule VI)                                    -            -
163      Stores expense undistributed (Schedule VII)                                        -            -
165      Prepayments                                                                  105,706            -
174      Miscellaneous current and accrued assets (Schedule VIII)                      57,434      335,145
										  -----------  -----------
	    Total Current and Accrued Assets                                       19,160,773   40,848,978
										  -----------  -----------

	DEFERRED DEBITS

184      Clearing accounts                                                                  -      237,448
186      Miscellaneous deferred debits (Schedule IX)                                  407,516      620,005
188      Research, development, or demonstration expenditures (Schedule X)                  -            -
190      Accumulated deferred income taxes                                          1,241,696    1,302,284
										  -----------  -----------
	    Total Deferred Debits                                                   1,649,212    2,159,737
										  -----------  -----------

	    TOTAL ASSETS AND OTHER DEBITS                                         $23,085,774  $45,623,521
										  ===========  ===========



				4 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 Schedule I - Comparative Balance Sheets


ACCOUNT                  LIABILITIES AND PROPRIETARY CAPITAL                     AS OF DECEMBER 31,
										 1999        1998
	 PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                                        $5,000      $5,000
211       Miscellaneous paid-in-capital (Schedule XI)                             995,000     995,000
215       Appropriated retained earnings (Schedule XI)                                  -           -
216       Unappropriated retained earnings (Schedule XI)                                -           -
									      ----------- -----------
	     Total Proprietary Capital                                          1,000,000   1,000,000
									      ----------- -----------

	 LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)                             -            -
224       Other long-term debt (Schedule XII)                                          -            -
									      ----------- -----------
	     Total Long-term Debt                                                      -            -
									      ----------- -----------


	 OTHER NON-CURRENT LIABILITIES

228      Accumulated provision for pensions & benefits and injuries & damages     668,020     294,234
									      ----------- -----------
	     Total Other Non-current Liabilities                                  668,020     294,234
									      ----------- -----------


	 CURRENT AND ACCRUED LIABILITIES

232       Accounts payable                                                      3,263,787  11,197,393
234       Accounts payable to associate companies (Schedule XIII)              16,757,513  32,587,972
236       Taxes accrued                                                           271,128           -
241       Tax collections payable                                                       -       3,255
242       Miscellaneous current and accrued liabilities (Schedule XIII)                 -      26,942
									      ----------- -----------
	     Total Current and Accrued Liabilities                             20,292,428  43,815,562
									      ----------- -----------

	 DEFERRED CREDITS

253       Other deferred credits                                                1,111,500     318,473
									      ----------- -----------
	     Total Deferred Credits                                             1,111,500     318,473
									      ----------- -----------

283       Accumulated deferred income taxes - other                                13,826     195,252
									      ----------- -----------

	     TOTAL LIABILITIES AND PROPRIETARY CAPITAL                        $23,085,774 $45,623,521
									      =========== ===========

				5 OF 27 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

		 Schedule II - Service Company Property


						 Balance at           Retirements  Other    Balance at
						  Beginning  Additions     or     Changes    Close of
	Description                                of Year               Sales      (1)        Year

Service Company Property
Account
  301   Organization                              $        -   $     -     $    -   $   -   $        -
  303   Miscellaneous Intangible Plant             1,356,951    26,570          -    (123)   1,383,398
  304   Land and Land Rights                               -         -          -       -            -
  305   Structures and Improvements                        -         -          -       -            -
  306   Leasehold Improvements                     3,494,427         -          -       -    3,494,427
  307   Equipment (2)                              4,295,371       865          -            4,296,236
  308   Office Furniture and Equipment             2,322,187    35,737          -       -    2,357,924
  309   Automobiles, Other Vehicles
	    and Related Garage Equipment               5,767         -          -       -        5,767
  310   Aircraft and Airport Equipment               489,949         -          -       -      489,949
  311   Other Service Company Property (3)                 -         -          -       -            -
						 -----------------------------------------------------
		       SUBTOTAL                   11,964,652    63,172          -    (123)  12,027,701
						 -----------------------------------------------------
  107   Construction Work in Progress (4)             49,316   131,475     63,172       -      117,619
						 -----------------------------------------------------
			 TOTAL                   $12,013,968  $194,647    $63,172   ($123) $12,145,320
						 =====================================================

(1)  Provide an explanation of those changes considered material: N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

								    Balance at
	     Subaccount Description                     Additions    Close of
								       Year

307.02  Communications and Dispatch                           $  -   $1,597,340
307.03  Data Processing                                        865    2,698,896

							      ----   ----------
						TOTAL         $865   $4,296,236
							      ====   ==========

(3) Description other service company property: N/A

(4) Describe construction work in progress:

    Purchase of office equipment, software, and leasehold improvements to corporate offices.


				6 OF 27 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

    Schedule III - Accumulated Provision for Depreciation and Amortization
			of Service Company Property

					  Balance at   Additions                  Other       Balance
					   Beginning   Charged to              Changes Add    at Close
		   Description              of Year   Account 403  Retirements (Deduct) (1)   of Year
Account
  301    Organization                      $        -    $       -     $     -      $     -   $        -
  303    Miscellaneous Intangible Plant     1,096,077      155,040           -            -    1,251,117
  304    Land and Land Rights                       -            -           -            -            -
  305    Structures and Improvements                -            -           -            -            -
  306    Leasehold Improvements             2,072,286      265,623           -            -    2,337,909
  307    Equipment                          3,502,917       13,504           -            -    3,516,421
  308    Office Furniture and Equipment     2,232,166       36,202           -            -    2,268,368
  309    Automobiles, Other Vehicles
	     and Related Garage Equipment       5,767            -           -            -        5,767
  310    Aircraft and Airport Equipment       489,949            -           -            -      489,949
  311    Other Service Company Property             -            -           -            -            -

					   -------------------------------------------------------------
				    TOTAL  $9,399,162     $470,369   $       -    $       -   $9,869,531
					   =============================================================

(1) Provide an explanation of those changes considered material:
      N/A

				7 OF 27 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 1999

		      Schedule IV - Investments

Instructions:
  Complete the following schedule concerning investments.

  Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

  Under Account 136, "Temporary Cash Investments," list each investment separately.


							   Balance at    Balance at
				      Description         Beginning of  Close of Year
							      Year
  Account 123 - Investment in Associate Companies           $    -         $    -

  Account 124 - Other Investments                                -              -

  Account 136 - Temporary Cash Investments                       -              -
							    ---------------------
						    TOTAL   $    -         $    -
							    =====================

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 1999

      Schedule V - Accounts Receivable from Associate Companies

Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

							    Balance at        Balance at
Description                                               Beginning of Year  Close of Year

Account 146 - Accounts Receivable from Associate Companies
	       Entergy Arkansas, Inc.                     $  2,898,650       $    415,160
	       Entergy Louisiana, Inc.                       2,850,043            337,178
	       Entergy Mississippi, Inc.                             -              1,138
	       Entergy Gulf States, Inc.                    13,031,916          7,458,026
	       Entergy Services, Inc.                             (440)           (38,969)
	       Entergy Corporation                              74,575                  -
	       Entergy Operations, Inc.                              -             (2,931)
	       System Energy Resources, Inc.                21,628,858         10,384,623
	       Entergy Enterprises, Inc.                             -             (4,966)
							  -------------------------------
						  TOTAL   $ 40,483,602       $ 18,549,259
							  ===============================
										  Total
										Payments
									       -----------
Analysis of Convenience or Accommodation Payments:                             $        -

									       -----------

							    TOTAL PAYMENTS     $        -
									       ===========


				8 OF 27 PAGES


		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		      For the Year Ended December 31, 1999

		Schedule VI - Fuel Stock Expenses Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel performed by the service company.

		   Description                       Labor     Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed      $ -       $ -        $ -


						    ---------------------------

					    TOTAL    $ -       $ -        $ -
						    ===========================
Summary:

	 N/A


		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		      For the Year Ended December 31, 1999

		  Schedule VII - Stores Expense Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
		   Description                        Labor     Expenses   Total

Account 163 - Stores Expense Undistributed            $ -       $  -       $ -


						      --------------------------
					     TOTAL    $ -       $  -       $ -
						      ==========================


				9 OF 27 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

	Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

						Balance at  Balance at
	  Description                          Beginning of  Close of
						    Year        Year

 Account 174 -
  Miscellaneous Current and Accrued Assets
    Unbilled Jobbing Orders                     $ 46,999     $ 48,268
    Tax refunds receivable                       288,146            -
    Other                                              -        9,166
					       ----------------------
				      TOTAL     $335,145     $ 57,434
					       ======================

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

	       Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					      Balance at   Balance at
		Description                    Beginning    Close of
						of Year       Year

 Account 186 -
  Miscellaneous Deferred Debits
    Long Term Incentive Plan                   $ 174,054   $(143,650)
    Federal Income Tax Withheld                        -     200,045
    F.I.C.A. Tax Withheld                              -      77,375
    Other                                        445,951     273,746
					      ----------------------
				       TOTAL  $  620,005    $407,516
					      ======================


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

    Schedule X - Research, Development, or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

					     Balance at   Balance at
		Description                  Beginning     Close of
					      of Year        Year

 Account 188 -
  Research, Development, or
   Demonstration Expenditures                $       -     $      -
					     -----------------------
				    TOTAL    $       -     $      -
					     =======================


				10 OF 27 PAGES

		       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			  For the Year Ended December 31, 1999

			   Schedule XI - Proprietary Capital

				  Number of Shares     Par or Stated        Outstanding Close of Period
Account Number   Class of Stock     Authorized        Value Per Share      No. of Shares    Total Amount

  Account 201-Common Stock Issued      1,000               $5.00                1,000           $ 5,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

		       Description                          Amount

  Account 211 - Miscellaneous Paid-in Capital             $ 995,000

  Account 215 - Appropriated Retained Earnings                    -
							  ---------
						   TOTAL  $ 995,000
							  =========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.


				    Balance at    Net Income    Dividends    Balance at
				   Beginning of   -or (loss)       Paid     Close of Year
     Description                       Year
 Account 216 -
  Unappropriated Retained Earnings     $-            $-            $-          $-

				       -------------------------------------------------
			   TOTAL       $-            $-            $-          $-
				       =================================================


				11 OF 27 PAGES

				 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

				    For the Year Ended December 31, 1999

				       Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				  Terms of                                       Balance                            Balance
				 Obligation                                        at                                  at
			       Class & Series    Date of   Interest    Amount   Beginning                            Close
	  Name of Creditor      of Obligation    Maturity    Rate    Authorized  of Year  Additions  Deductions(1)  of Year

Account 223 - Advances from
  Associate Companies:                                                $  -       $  -      $  -       $    -        $  -




Account 224 -
Other Long-Term Debt:                                                    -          -         -            -           -



								      -----------------------------------------------------
		   TOTAL                                              $  -       $  -      $  -       $    -        $  -
								      =====================================================
(1) Give an explanation of Deductions:
    N/A


				12 OF 27 PAGES


		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ending December 31, 1999

		Schedule XIII - Current and Accrued Liabilities

Instructions:
 Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

					      Balance at    Balance at
			     Description     Beginning of  Close of Year
						 Year

Account 234 - Accounts Payable to Associate Companies
      Money Pool Payable (See Note 3)         $ 7,029,040   $ 12,062,068
      Entergy Arkansas, Inc.                    2,226,421       (648,769)
      Entergy Louisiana, Inc.                   8,070,306      7,316,157
      Entergy Gulf States, Inc.                 3,556,591     (2,250,634)
      Entergy Services, Inc.                       18,320         35,829
      Entergy Operations, Inc.                          -         (2,388)
      System Energy Resources, Inc.            11,687,294        245,250
					      --------------------------
			    TOTAL             $32,587,972   $ 16,757,513
					      ==========================

Account 242 -
  Miscellaneous Current and Accrued
  Liabilities Other - External Director
  Stock Plan                                  $    26,942   $         -
					      -------------------------
				  TOTAL       $    26,942   $         -
					      =========================


		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

		Schedule XIV - Notes to Financial Statements


Instructions:
     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13 ( 2 ) through 13 ( 7 )


				13 OF 27 PAGES (1)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

	      Schedule XIV - Notes To Financial Statements


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

       Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River
Bend),  Waterford Steam Electric Generating Station Unit No. 3 (Waterford
3),  and Grand Gulf Steam Electric Generating Station Unit 1 (Grand  Gulf
1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts have been reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

      Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

     Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

      Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.


NOTE 2.   INCOME TAXES

      Deferred income tax assets (liabilities) are comprised of the following at December 31, 1999 and 1998:

						   1999           1998
Deferred Tax Assets:
    Excess capital loss                          $  402,968    $  402,968
    Deferred compensation                           414,457       593,421
    Depreciation                                    298,188       305,895
    Pension and benefits (OPEB) reserves            126,083             -
						 ----------    ----------
	Total                                    $1,241,696    $1,302,284
						 ==========    ==========
Deferred Tax Liabilities:
    Injuries and damages reserves                         -      (164,536)
    Pension and benefits (OPEB) reserves                  -       (16,890)
    Operating reserves                              (13,826)      (13,826)
						 ----------    ----------
	Total                                       (13,826)     (195,252)
						 ==========    ==========

	Net deferred tax assets / liabilities    $1,227,870    $1,107,032
						 ==========    ==========

      The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

      Entergy Operations' effective income tax rate was 100% in 1999 and 1998 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 1999 and 1998 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 1999 and 1998 consisted of the following:

				    1999             1998

Current:
  Federal                       $     (30,669)   $   1,392,898
  State                                 6,591          218,097
				-------------    -------------
    Total                             (24,078)       1,610,995
				-------------    -------------


Deferred:
  Federal                            (105,042)      (1,222,206)
  State                               (15,796)        (183,789)
				-------------    -------------
    Total                            (120,838)      (1,405,995)
				-------------    -------------

  Total income tax expense      $    (144,916)    $    205,000
				=============    =============



NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

     Entergy Operations has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 1999 and 1998.

       Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

     The borrowings from the Money Pool and applicable interest rates for 1999 and 1998 were as follows (dollars in thousands):

						   1999         1998

Average borrowing                                $   4,217    $12,827
Maximum borrowing during the year                $  11,913    $18,653
Average effective interest rate during the year      5.3%       5.7%
Average effective interest rate at end of year       5.3%       5.8%


NOTE 4.   OPERATING LEASES

      Total rent expense for 1999 and 1998 was $3.8 million and $10.0 million, respectively. As of December 31, 1999, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space as follows (in thousands):

				     Minimum
				  lease payments

2000                                   2,926
2001                                   2,938
2002                                   2,941
2003                                   2,309
2004                                   2,327
Years Thereafter                           -
				    --------
	Total                       $ 13,441
				    ========


NOTE 5.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. Amounts charged to compensation expense were $450,000 and $358,000 in 1999 and 1998, respectively.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 50% of the participant's basic contribution, up to 6% of their salary, in shares of Entergy Corporation common stock. Entergy Operations contributed $5.0 million in 1999 and $4.8 million in 1998 to the Profit Sharing Plan.

Retirement and Other Postretirement Benefit Plans

      Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Eligible employees of Entergy Operations participate in the Entergy Corporation retirement plans. Entergy Corporation has two retirement benefit plans covering substantially all of its domestic employees, "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and
"Entergy Corporation Retirement Plan for Bargaining Employees". The pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.

     The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

      Total 1999 and 1998 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):

					   Pension     Other Postretirement
							     Benefits
					 1999    1998     1999      1998

Service cost                            $2,889  $2,494   $1,084   $  871
Interest cost                            3,734   3,265      740      652
Expected return on assets               (4,627) (3,979)    (613)    (446)
Amortization of transition asset          (597)   (597)     262      262
Amortization of prior service cost          80      80        -        -
Recognized net (gain)/loss                   -       -      (10)     (79)
					--------------------------------
Net pension cost                        $1,479  $1,263   $1,463   $1,260
					================================


								     Other Postretirement
						      Pension               Benefits
						   1999     1998        1999       1998
Change in the Projected Benefit Obligation
(PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year                     $ 55,539  $ 46,433   $ 11,068   $ 10,464
Service cost                                        2,889     2,494      1,084        871
Interest Cost                                       3,734     3,265        740        652
Actuarial (gain)/loss                              (7,790)    4,005     (1,329)      (573)
Benefits paid                                        (830)     (658)      (332)      (346)
						 ----------------------------------------
Balance at end of year                           $ 53,542  $ 55,539   $ 11,231   $ 11,068
						 ========================================
Change in Plan Assets
Fair value of assets at beginning of year        $ 60,532  $ 52,539   $  7,156   $  4,835
Actual return on plan assets                       10,152     8,440        548        721
Employer contributions                                  -       211      2,177      1,947
Benefits paid                                        (830)     (658)      (332)      (347)
						 ----------------------------------------
Fair value of assets at end of year              $ 69,854  $ 60,532   $  9,549   $  7,156
						 ========================================

Funded status                                    $ 16,312  $  4,993    $(1,682)   $(3,912)
Unrecognized transition (asset)/obligation         (3,501)   (4,097)     3,408      3,670
Unrecognized prior service cost                       861       941          -          -
Unrecognized net (gain)/loss                      (20,415)   (7,100)    (2,581)    (1,327)
						 ----------------------------------------
Prepaid/(accrued) pension cost                   $ (6,743)  $(5,263)   $  (855)   $(1,569)
						 ========================================


      The significant assumptions used in computing the pension and other postretirement information above were as follows:

							1999   1998

 Weighted-average discount rate                         7.5%  6.75%
 Weighted-average rate of increase in future            4.6%   4.6%
   compensation levels
 Expected long-term rate of return on plan assets       9.0%   9.0%


      The pension transition asset is being amortized over the greater of
the  remaining  service  period or 15 years.   The  other  postretirement
benefits transition obligation is being amortized over 20 years.

      The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 5.5% for 2000, gradually decreasing each successive year until it reaches 5.0% in 2005. A one percentage-point increase in the assumed health care cost trend rate for 1999 would have increased the APBO by $1,201,000 and increased the sum of the service cost and interest cost by $264,000. A one percentage-point decrease in the assumed health care cost trend rate for 1999 would have decreased the APBO by $994,000 and decreased the sum of the service cost and interest cost by $214,000.


NOTE 6.   TRANSACTIONS WITH AFFILIATES

       Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1, respectively. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 1999 and 1998, Entergy Operations was paid or reimbursed a total of $468.8 million and $469.5 million, respectively from ANO, River Bend, Waterford, and Grand Gulf 1 for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $50.7 million in 1999 and $46.9 million in 1998 with the Companies reimbursing Entergy Operations for their respective portions.


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

	     Schedule XV - Comparative Income Statements


Account                    Description                       Current Year    Prior Year

	INCOME
457     Services rendered to associate companies              $728,515,991   $666,573,160
458     Services rendered to nonassociate companies                      -              -
							      ------------   ------------
			TOTAL INCOME                           728,515,991    666,573,160
							      ------------   ------------

	EXPENSES - Income Statement

500-557 Power production                                       422,895,865    415,498,562
560-598 Transmission and distribution expenses                      31,425         18,434
901-905 Customer accounts                                            2,006            (45)
906-917 Customer service and information                            12,961            295
920     Salaries and wages                                      23,507,994     19,460,407
921     Office supplies and expenses                             5,219,485      4,472,270
923     Outside services employed                                6,632,063     11,071,252
924     Property insurance                                      (2,236,522)    (1,772,138)
925     Injuries and damages                                     3,026,446      3,509,993
926     Employee pensions and benefits                          37,300,737     22,162,864
928     Regulatory commission expenses                             472,182        514,460
930.1   General advertising expenses                                63,923        111,616
930.2   Miscellaneous general expenses                           2,548,670      2,758,652
931     Rents                                                    3,810,655     10,019,416
935     Maintenance of general plant                             2,193,321      1,606,939
403-404 Depreciation and amortization expense                      470,369        685,177
408     Taxes other than income taxes                           41,570,376     17,664,435
409     Income taxes (benefits)                                    (24,078)     1,610,995
410-411 Provision for deferred income taxes                       (120,838)    (1,405,995)
421     Miscellaneous nonoperating income                         (123,023)      (154,889)
426.1   Donations                                                  141,498        200,465
426.3   Penalties                                                  148,354          6,170
426.4   Civic, political, and related activities                    31,031         10,754
426.5   Other deductions                                           215,802         41,555
430     Interest on debt to associate companies                    620,728        747,598
							      ------------   ------------
			TOTAL EXPENSES - Income Statement      548,411,430    508,839,242
							      ------------   ------------

	EXPENSES - Balance Sheet

107EXP  Construction work in progress                          160,674,349    149,315,171
154EXP  General inventory                                       (4,906,047)     8,436,156
163EXP  Stores expense undistributed                            (1,200,484)      (214,468)
165EXP  Prepaid expense                                            127,322     (3,538,924)
174EXP  Miscellaneous current and accrued expense               22,679,874         62,534
184EXP  Other expenses                                           2,729,547      3,673,449
							      ------------   ------------
			TOTAL EXPENSES - Balance Sheet         180,104,561    157,733,918
							      ------------   ------------
			NET INCOME (LOSS)                     $          -   $          -
							      ============   ============


			14 OF 27 PAGES


		      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			For the Year Ended December 31, 1999

	     Analysis of Billing - Associate Companies - Account 457


					  Direct       Indirect   Compensation    Total
					  Costs          Costs       For Use      Amount
 Name of Associate Company               Charged        Charged    of Capital     Billed
					   457           457-2        457-3
    Arkansas Nuclear One                $279,402,927   $3,702,889  $     -     $283,105,816

    Grand Gulf Nuclear Station (1)       159,182,494    3,127,305        -      162,309,799

    River Bend Nuclear Station           131,982,540    3,113,563        -      135,096,103

    Waterford 3 Nuclear Station          145,906,155    2,098,118        -      148,004,273



					---------------------------------------------------
			      TOTAL     $716,474,116  $12,041,875  $     -     $728,515,991
					===================================================


(1) EOI does not render bills directly to non-associate owners of this facility.  EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.


				15 OF 27 PAGES

			   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

			      For the Year Ended December 31, 1999

		   Analysis of Billing - Nonassociate Companies - Account 458


Instruction:
  Provide a brief description of the services rendered to each nonassociate company:
				       Direct     Indirect   Compensation             Excess     Total
					Cost        Cost       For Use      Total       Or       Amount
   Name of Nonassociate Company        Charged     Charged    of Capital    Cost    Deficiency   Billed
					458-1       458-2       458-3                 458-4

				       $   -      $      -    $      -      $  -    $     -      $    -







				       -----------------------------------------------------------------
		       TOTAL           $   -      $      -    $      -      $  -    $     -      $    -
				       =================================================================

				16 OF 27 PAGES


	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

     Schedule XVI - Analysis of Charges for Service - Associate And
			 Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

CAPTION>
				     Associate Company Charges             Nonassociate      Total Charges for Service
									  Company Charges
				   Direct      Indirect                 Direct Indirect     Direct      Indirect
Account Description of Items        Cost         Cost         Total     Cost   Cost  Total  Cost         Cost         Total
500-557 Power production        $420,231,251   $2,664,614 $422,895,865                      $420,231,251   $2,664,614 $422,895,865
560-598 Transmission and              31,425            -       31,425                            31,425            -       31,425
	 distribution expenses
901-905 Customer accounts              2,006            -        2,006                             2,006            -        2,006
906-917 Customer service and          12,961            -       12,961                            12,961            -       12,961
	 information
920     Salaries & wages          21,077,161    2,430,833   23,507,994                        21,077,161    2,430,833   23,507,994
921     Office supplies and        3,633,768    1,585,717    5,219,485                         3,633,768    1,585,717    5,219,485
	 expenses
923     Outside services employed  5,832,811      799,252    6,632,063                         5,832,811      799,252    6,632,063
924     Property insurance        (2,261,449)      24,927   (2,236,522)                       (2,261,449)      24,927   (2,236,522)
925     Injuries and damages       2,873,040      153,406    3,026,446                         2,873,040      153,406    3,026,446
926     Employee pensions and     36,031,829    1,268,908   37,300,737                        36,031,829    1,268,908   37,300,737
	 benefits
928     Regulatory commission        469,143        3,039      472,182                           469,143        3,039      472,182
	 expenses
930.1   General advertising           63,073          850       63,923                            63,073          850       63,923
	 expenses
930.2   Miscellaneous general      2,242,267      306,403    2,548,670                         2,242,267      306,403    2,548,670
	 expenses
931     Rents                      2,790,706    1,019,949    3,810,655                         2,790,706    1,019,949    3,810,655
935     Maintenance of general     2,188,310        5,011    2,193,321                         2,188,310        5,011    2,193,321
	 plant
403-404 Depreciation and                          470,369      470,369                                 -      470,369      470,369
	 amortization expense              -
408     Taxes other than income   41,100,121      470,255   41,570,376                        41,100,121      470,255   41,570,376
	 taxes
409     Income taxes (benefits)            -      (24,078)     (24,078)                                -      (24,078)     (24,078)
410-411 Provision for deferred             -     (120,838)    (120,838)                                -     (120,838)    (120,838)
	 income taxes
421     Miscellaneous nonoperating  (123,023)           -     (123,023)                         (123,023)           -     (123,023)
	 income
426.1   Donations                     36,590      104,908      141,498                            36,590      104,908      141,498
426.3   Penalties                    148,354            -      148,354                           148,354            -      148,354
426.4   Civic, political, and          6,363       24,668       31,031                             6,363       24,668       31,031
	 related activities
426.5   Other deductions             196,539       19,263      215,802                           196,539       19,263      215,802
107EXP  Construction work in     160,674,349            -  160,674,349                       160,674,349            -  160,674,349
	 progress
154EXP  General inventory         (4,906,047)           -   (4,906,047)                       (4,906,047)           -   (4,906,047)
163EXP  Stores expenses           (1,822,372)     621,888   (1,200,484)                       (1,822,372)     621,888   (1,200,484)
	 undistributed
165EXP  Prepaid expense              127,322            -      127,322                           127,322            -      127,322
174EXP  Miscellaneous current and 22,679,724          150   22,679,874                        22,679,724          150   22,679,874
	 accrued expense
184EXP  Other expenses             2,741,833      (12,286)   2,729,547                         2,741,833      (12,286)   2,729,547
				 -------------------------------------------------------------------------------------------------
	TOTAL EXPENSES           716,078,055   11,817,208  727,895,263                       716,078,055   11,817,208  727,895,263

	Compensation for use of
	  Equity Capital
 430
	Interest on debt to
	  associate companies        396,061      224,667      620,728                           396,061      224,667      620,728
				--------------------------------------------------------------------------------------------------
	TOTAL COST OF SERVICE   $716,474,116  $12,041,875 $728,515,991                      $716,474,116  $12,041,875 $728,515,991
				==================================================================================================
			     17 OF 28 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

      Schedule XVII - Schedule of Expense Distribution by Department or
			   Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3
  General Structure of Accounting System:  Uniform System of Accounts).

												DEPARTMENT OR SERVICE FUNCTION
						    Total                     Arkansas     Grand Gulf     River Bend   Waterford 3
Account              Description of Items         Directs &       Total        Nuclear       Nuclear       Nuclear       Nuclear
 Number                                           Indirects      Directs         One         Station       Station       Station
500-557  Power production                        $422,895,865  $420,231,251  $149,385,511  $ 85,100,810   $90,750,418   $94,994,512
560-598  Transmission and distribution expenses        31,425        31,425         7,985         7,782         7,837         7,821
901-905  Customer accounts                              2,006         2,006           502           502           501           501
906-917  Customer service and information              12,961        12,961         2,373         6,511         2,037         2,040
920      Salaries & wages                          23,507,994    21,077,161     6,154,525     4,728,530     4,934,965     5,259,141
921      Office supplies and expenses               5,219,485     3,633,768     1,013,840       850,838       890,555       878,535
923      Outside services employed                  6,632,063     5,832,811     1,304,807     1,523,128     1,489,901     1,514,975
924      Property insurance                        (2,236,522)   (2,261,449)       14,195    (2,309,056)       14,239        19,173
925      Injuries and damages                       3,026,446     2,873,040     1,131,813       741,844       534,644       464,739
926      Employee pensions and benefits            37,300,737    36,031,829    14,924,257     6,105,767     7,608,329     7,393,476
928      Regulatory commission expenses               472,182       469,143        18,892       446,744         3,507             -
930.1    General advertising expenses                  63,923        63,073        16,723        18,238        14,068        14,044
930.2    Miscellaneous general expenses             2,548,670     2,242,267       767,935       603,687       368,781       501,864
931      Rents                                      3,810,655     2,790,706       790,802       613,405       698,026       688,473
935      Maintenance of general plant               2,193,321     2,188,310       442,622       456,553       894,604       394,531
403-404  Depreciation and amortization expense        470,369             -             -             -             -             -
408      Taxes other than income taxes             41,570,376    41,100,121     6,022,417    27,101,514     3,877,500     4,098,690
409      Income taxes (benefits)                      (24,078)            -             -             -             -             -
410-411  Provision for deferred income taxes         (120,838)            -             -             -             -             -
421      Miscellaneous nonoperating income           (123,023)     (123,023)       (3,052)      (99,898)      (16,163)       (3,910)
426.1    Donations                                    141,498        36,590        11,283        15,207         4,872         5,228
426.3    Penalties                                    148,354       148,354          (917)         (917)      111,635        38,553
426.4    Civic, political, and related activities      31,031         6,363             6         6,345             6             6
426.5    Other deductions                             215,802       196,539        31,996        98,558        34,088        31,897
430      Interest on debt to associate companies      620,728       396,061        99,015        99,015        99,016        99,015
107EXP   Construction work in progress            160,674,349   160,674,349    89,104,730    28,320,616    19,086,856    24,162,147
154EXP   General inventory                         (4,906,047)   (4,906,047)   (4,522,495)     (912,858)      286,512       242,794
163EXP   Stores expenses undistributed             (1,200,484)   (1,822,372)     (293,368)     (180,857)     (146,585)   (1,201,562)
165EXP   Prepaid expense                              127,322       127,322             -       127,322             -             -
174EXP   Miscellaneous current and accrued expense 22,679,874    22,679,724    12,022,286     5,816,728         2,784     4,837,926
184EXP   Other expenses                             2,729,547     2,741,833       954,243      (103,562)      429,607     1,461,545
						 ----------------------------------------------------------------------------------
				 TOTAL EXPENSES  $728,515,991  $716,474,116  $279,402,926  $159,182,496  $131,982,540  $145,906,154
						 ==================================================================================

			      18 OF 27 PAGES

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		     For the Year Ended December 31, 1999

  Schedule XVII - Schedule of Expense Distribution by Department or Service
				   Function

Instruction:

Indicate each department or service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

							   DEPARTMENT OR SERVICE FUNCTION
					    Total       Arkansas    Grand Gulf   River Bend    Waterford 3
Account       Description of Items        Indirects     Nuclear      Nuclear       Nuclear      Nuclear
Number                                                    One        Station       Station      Station
500-557 Power production                   $2,664,614   $1,255,023     $809,870      $809,813    $(210,092)
920     Salaries & wages                    2,430,833      624,612      610,954       597,436      597,831
921     Office supplies and expenses        1,585,717      404,152      394,748       393,305      393,512
923     Outside services employed             799,252      227,728      190,532       190,503      190,489
924     Property insurance                     24,927        6,232        6,232         6,232        6,231
925     Injuries and damages                  153,406       38,549       38,300        38,275       38,282
926     Employee pensions and benefits      1,268,908      348,532      306,742       304,511      309,123
928     Regulatory commission expenses          3,039            -            -         3,039            -
930.1   General advertising expenses              850          213          212           213          212
930.2   Miscellaneous general expenses        306,403       76,726       76,572        76,553       76,552
931     Rents                               1,019,949      255,280      255,664       254,506      254,499
935     Maintenance of general plant            5,011        1,253        1,253         1,253        1,252
403-404 Depreciation and amortization         470,369      117,592      117,592       117,592      117,593
	 expense
408     Taxes other than income taxes         470,255      135,869      111,345       110,367      112,674
409     Income taxes (benefits)               (24,078)      (5,146)      (8,644)       (5,144)      (5,144)
410-411 Provision for deferred income        (120,838)     (30,216)     (30,207)      (30,208)     (30,207)
	 taxes
426.1   Donations                             104,908       26,227       26,227        26,227       26,227
426.4   Civic, political, and related          24,668        6,167        6,167         6,167        6,167
	 activities
426.5   Other deductions                       19,263        4,816        4,816         4,816        4,815
430     Interest on debt to associate         224,667       56,167       56,167        56,167       56,166
	 companies
163EXP  Stores expenses undistributed         621,888      156,353      155,181       155,181      155,173
174EXP  Miscellaneous current and accrued         150           38           37            38           37
	 expense
184EXP  Other expenses                        (12,286)      (3,276)      (2,457)       (3,276)      (3,277)
					  ----------------------------------------------------------------
			  TOTAL EXPENSES  $12,041,875   $3,702,891   $3,127,303    $3,113,566   $2,098,115
					  ================================================================

				19 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

		     Departmental Analysis of Salaries



						      Departmental Salary Expense
	     Name of Department                           Included in Amounts Billed to:      Number of
	  Indicate each department              Total     Parent        Other        Non      Personnel
	    or service function                 Amount    Company    Associates  Associates  End of Year
Directs - Arkansas Nuclear One                $99,251,704            $99,251,704                    1,086
Directs - River Bend Nuclear Station           62,821,225             62,821,225                      692
Directs - Grand Gulf Nuclear Station (1)       64,350,095             64,350,095                      717
Directs - Waterford 3 Nuclear Station          62,379,992             62,379,992                      669
Indirects - Arkansas Nuclear One                1,801,186              1,801,186                       29
Indirects - River Bend Nuclear Station          1,418,699              1,418,699                       18
Indirects - Grand Gulf Nuclear Station (1)      1,436,707              1,436,707                       18
Indirects - Waterford 3 Nuclear Station         1,451,971              1,451,971                       18


					     ------------------------------------------------------------
				       TOTAL $294,911,579           $294,911,579                    3,247
					     ============================================================

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

			  Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


						    Relationship
						   "A" - Associate
						     "NA" - Non
    From Whom Purchased                Address        Associate       Amount

See pages 20 (2)  through 20 (10)



			20 OF 27 PAGES (1)

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

			  Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

							    Relationship
							  "A" - Associate
							     "NA" - Non
	       From Whom Purchased                Address    Associate        Amount
Outside Services - Consultants

C&E CONSULTING SERVICES                                          NA             $27,746
GALLE CONSULTING SERVICES                                        NA              32,255
SCIENCE APPLICATIONS INTL CORP                                   NA              50,684
OTHER CONSULTING SERVICES <$25,000 (10)                          NA              62,835
									   ------------
							      Subtotal          173,520
									   ------------

Outside Services - Engineering

ABB COMBUSTION ENGINEERING INC                                   NA          $3,645,037
ABB SERVICE CO INC                                               NA              27,769
APTECH ENGINEERING SERVICES INC                                  NA             180,159
ARKWRIGHT MUTUAL INSURANCE CO                                    NA             137,143
BATON ROUGE INTL INC                                             NA             184,951
BCP TECHNICAL SERVICES INC                                       NA             238,153
BECHTEL POWER CORP                                               NA              28,936
BECHTEL SOFTWARE INC                                             NA              38,000
CETROM CONSULTING ENGINEERING                                    NA             117,353
CHELAN INC                                                       NA             389,369
COMBUSTION ENGINEERING INC                                       NA             105,790
CORRPRO COMPANIES INC                                            NA             119,657
DATA SYSTEMS SERVICES INC                                        NA              28,845
DIACON CORP                                                      NA              37,289
DOMINION ENGINEERING INC                                         NA              62,533
DP ENGINEERING                                                   NA             626,937
DUKE ENGINEERING & SERVICES IN                                   NA           1,760,681
EMERALD COAST SERVICES INC                                       NA             349,642
ENERCON SERVICES INC                                             NA           2,779,987
ENERGY SYSTEMS SOLUTIONS INC                                     NA             297,500
EPRI                                                             NA             103,013
ERIN ENGINEERING & RESEARCH                                      NA             274,949
FRAMATOME TECHNOLOGIES INC                                       NA             798,623
GENERAL ELECTRIC                                                 NA             150,000
GENERAL ELECTRIC INTL INC                                        NA             167,501
GENERAL ELECTRIC NUCLEAR ENER                                    NA              48,220
GULF ENGINEERING CO INC                                          NA              29,207
GULF STATES ENGINEERING CO INC                                   NA              62,912
HOLTEC INTL                                                      NA              25,000
IEPSON CONSULTING ENGINEERS                                      NA             442,911
ILD INC                                                          NA             133,930
KALSI ENGINEERING INC                                            NA              36,796
KALY NUCLEAR SERVICES                                            NA             169,971
MPR ASSOC INC                                                    NA              63,633
NC STATE UNIVERSITY                                              NA              25,000
NCS CORP                                                         NA              49,564
NEXUS TECHNICAL SERVICES CORP                                    NA              98,838
NORTH AMERICAN CONTRACT EMP                                      NA              51,608
NTS TECHNICAL SERVICES INC                                       NA             191,414
NUCLEAR ADVISORY GROUP INC                                       NA             137,930
NUCLEAR ENERGY INSTITUTE                                         NA             108,470
NUENERGY INC                                                     NA             163,938
NUMERICAL APPLICATIONS INC                                       NA              97,000
OAK RIDGE RISK MANAGEMENT INC                                    NA              61,304
OEM INC                                                          NA              67,584
OHIO TRANSFORMER INC                                             NA             110,250
OMEGA TECHNICAL SERVICES INC                                     NA             312,502
ONSITE ENGINEERING & MGMT INC                                    NA             118,032
PARSONS POWER GROUP                                              NA             329,743
RAYTHEON ENGINEERS & CONSTRUCTORS INC                            NA           2,399,410
RAYTHEON NUCLEAR INC                                             NA             291,516
REACT LTD                                                        NA              63,785
RENOVA ENGINEERING PC                                            NA              26,374
SARGENT & LUNDY LLC                                              NA             500,386
SCHEMA CORP                                                      NA              40,421
SCIENTECH INC                                                    NA              99,085
SOUTER CONSTRUCTION CO INC                                       NA              47,200
SOUTHWEST RESEARCH INSTITUTE                                     NA              27,471
SPEC GROUP HOLDINGS INC                                          NA             446,639
STEVENSON & ASSOC INC                                            NA              84,388
STONE & WEBSTER ENGINEERING CORP                                 NA              55,500
STRUCTURAL INTEGRITY ASSOC                                       NA              52,286
SULZER BINGHAM PUMPS INC                                         NA              29,900
TECMER INC                                                       NA              38,719
TETRA ENGINEERING GROUP INC                                      NA              26,276
THERMAL ENGINEERING INTL                                         NA           1,993,810
VECTRA TECHNOLOGIES INC                                          NA              25,286
WESTINGHOUSE ELECTRIC CORP                                       NA             150,286
WYLE LABORATORIES                                                NA              26,116
OTHER ENGINEERING SERVICES <$25,000 (80)                         NA             592,521
									   ------------
							      Subtotal       22,602,949
									   ------------

Outside Services - Environmental

ALLIED TECHNOLOGY GROUP                                          NA          $3,901,334
GTS DURATEK BEAR CREEK INC                                       NA           2,179,056
CHEM NUCLEAR SYSTEMS LLC                                         NA           1,355,955
NUMANCO LLC                                                      NA             914,169
IONICS INC                                                       NA             260,118
AMERICAN ECOLOGY RECYCLE CENTER                                  NA             245,374
DIVERSIFIED SCIENTIFIC SERVICE                                   NA             180,544
FRANK W HAKE ASSOC                                               NA             142,347
EASTERN TECHNOLOGIES                                             NA              94,700
LA DEPT OF ENVIRONMENTAL QUALITY                                 NA              66,820
INTERSTATE NUCLEAR SERVICES                                      NA              53,067
CENTRAL INTERSTATE LOW LEVEL                                     NA              50,000
ENVIROCARE OF UTAH INC                                           NA              42,055
TELEDYNE BROWN ENGINEERING                                       NA              31,316
OTHER ENVIRONMENTAL SERVICES <$25,000 (14)                       NA              49,862
									   ------------
							      Subtotal        9,566,717
									   ------------

Outside Services - Legal

MCGLINCHEY STAFFORD & LANG                                       NA             $42,545
SHAW PITTMAN & POTTS                                             NA              30,846
OTHER LEGAL SERVICES <$25,000 (6)                                NA              48,628
									   ------------
							      Subtotal          122,019
									   ------------

Outside Services - Nuclear

AMERICAN EXPRESS                                                 NA             $39,296
ATLANTIC GROUP INC                                               NA              96,207
CHEM NUCLEAR SYSTEMS LLC                                         NA             344,671
ENTERGY SERVICES INC                                             A               36,013
EPRI                                                             NA              30,000
GENERAL ELECTRIC NUCLEAR                                         NA             857,208
GENERAL ELECTRIC NUCLEAR ENER                                    NA              39,000
INSTITUTE OF NUCLEAR POWER OPERATIONS                            NA             115,102
INTERSTATE NUCLEAR SERVICES                                      NA              60,900
NUCLEAR CONSULTING SERVICE INC                                   NA              36,200
SHERWIN WILLIAMS INC                                             NA              58,507
STONE & WEBSTER CONSTRUCTION                                     NA          19,404,396
STONE & WEBSTER ENGINEERING CORP                                 NA          18,623,899
TRAINA MECHANICAL INC                                            NA              34,244
WACKENHUT CORP                                                   NA             492,479
OTHER NUCLEAR SERVICES <$25,000 (27)                             NA              94,756
									   ------------
							      Subtotal       40,362,878
									   ------------

Outside Services - Temporary Employees

AAP STAFF SERVICES INC                                           NA             $33,599
ASCENT CONSULTING GROUP                                          NA              68,222
DATA PORT INC                                                    NA              33,089
ENTERGY SERVICES INC                                             A              128,899
IBM CORP                                                         NA              71,984
SOLID SYSTEMS INC                                                NA             396,570
OTHER TEMPORARY EMPLOYEE SERVICES <$25,000 (10)                  NA              58,091
									   ------------
							      Subtotal          790,452
									   ------------

Outside Services - Other

ABB AUTOMATION INC                                               NA              67,255
ABB SERVICE CO INC                                               NA              25,194
AIR PRODUCTS AND CHEMICALS INC                                   NA             209,606
ALLIED TECHNOLOGY GROUP                                          NA              30,988
ALTRAN CORP                                                      NA              26,529
AMERICAN BOLT TIGHTENING INC                                     NA              32,575
AMERICAN INTERPLEX                                               NA              27,506
AMERON PROTECTIVE COATINGS DIV                                   NA              34,633
ANALYSIS & MEASUREMENT                                           NA              73,027
ANALYTICS INC                                                    NA              27,965
ANATEC INTL INC                                                  NA           1,439,370
ANNAZACH SOFTWARE INC                                            NA              44,374
AR DEPT OF FINANCE & ADMINISTRATION                              NA             655,602
AR TECH UNIVERSITY                                               NA              28,730
ARKWRIGHT MUTUAL INSURANCE CO                                    NA             168,633
ARTHUR ANDERSEN & CO                                             NA             441,868
ATLANTIC GROUP INC                                               NA           3,173,807
AURA ENERGY CORP                                                 NA           3,103,527
BARNHART CRANE & RIGGING                                         NA           1,159,931
BATON ROUGE INTL INC                                             NA              59,104
BCP TECHNICAL SERVICES INC                                       NA           1,109,831
BECHTEL POWER CORP                                               NA           7,103,111
BECHTEL SOFTWARE INC                                             NA              30,640
BENSINGER DUPONT & ASSOC                                         NA              57,578
BLUEGRASS BIT CO INC                                             NA              43,303
BNFL FUEL SOLUTIONS CORP                                         NA             109,268
BROWNING FERRIS INDUSTRIES INC                                   NA              72,046
BUFORD CONSTRUCTION CO                                           NA              27,138
BURKHALTER RIGGING INC                                           NA              89,773
BUSINESS INTERIORS                                               NA              61,734
BWIP INTL INC                                                    NA              25,129
CAIN INDUSTRIAL SERVICES                                         NA             226,266
CALDON INC                                                       NA              69,649
CALGON CORP                                                      NA           1,350,275
CALVERT CO                                                       NA              27,174
CANBERRA INDUSTRIES INC                                          NA             400,975
CASE MATE INC                                                    NA             110,425
CATARACT INC                                                     NA             141,110
CENTRAL INTERSTATE LOW LEVEL                                     NA              50,000
CHEM NUCLEAR SYSTEM                                              NA              86,838
CHOICEPOINT SERVICES INC                                         NA             252,669
COMMUNICATIONS SPECIALISTS INC                                   NA              58,983
CONCO SERVICES CORP                                              NA              45,329
CONTINENTAL FIELD SYSTEMS INC                                    NA              95,498
CONTROL TECHNOLOGIES INC                                         NA              60,295
COOPER CAMERON VALVES                                            NA              48,184
COOPER ENERGY SERVICES                                           NA             105,670
COOPERHEAT INC                                                   NA             123,420
CROSBY VALVE & GAGE CO CORP                                      NA             146,344
DATA PORT INC                                                    NA              77,218
DATA SYSTEMS & SOLUTIONS LLC                                     NA             111,338
DATAPLEX CORP                                                    NA              38,884
DEFENDER SERVICES INC                                            NA             237,291
DEI INC                                                          NA              28,180
DELL FINANCIAL SERVICES                                          NA              56,924
DEPT OF EMERGENCY MGMT EAST                                      NA              35,000
DEPT OF FINANCE & ADMIN                                          NA             138,000
DIALOGIC COMMUNICATIONS CORP                                     NA              29,448
DIGITAL EQUIPMENT CORP                                           NA             124,885
DIVERSIFIED TECHNOLOGIES SVC                                     NA             324,404
DK SYSTEMS                                                       NA              26,402
DOUGLAS CARPET INC                                               NA              43,426
DOVER ELEVATOR CO                                                NA              77,419
DRYADES SAVINGS BANK                                             NA              64,058
DUKE POWER CO                                                    NA              34,118
DYNALCO CONTROLS                                                 NA              46,267
EASTERN TECHNOLOGIES INC                                         NA             158,599
EDISON ELECTRIC INSTITUTE                                        NA              33,552
EH WACHS CO                                                      NA              32,780
ELGAR CORP                                                       NA              62,337
ENCORE COMPUTER CORP                                             NA              29,290
ENERCON SERVICES INC                                             NA             282,972
ENERTECH                                                         NA             401,019
ENGINE SYSTEMS                                                   NA              25,251
ENTEK IRD INTL                                                   NA              57,277
ENTERGY SERVICES INC                                             A           12,234,578
ENVIRONMENTAL PROTECTION                                         NA              32,512
ENVIROSOLVE LLC                                                  NA              33,465
ENVIROSOLVE SOUTHWEST INC                                        NA              46,755
EPRI                                                             NA             488,411
EXCEL SERVICES CORP                                              NA              65,106
EXPRESS PERSONNEL SERVICES                                       NA              90,418
EYELINE OPTICAL                                                  NA              25,494
FEDERAL EMERGENCY MANAGEMENT                                     NA             352,614
FIELDS FORD INC                                                  NA             118,500
FISCAL SERVICES DIVISION                                         NA             149,000
FISHER SCIENTIFIC CO                                             NA              44,383
FLEXCON INC                                                      NA              37,263
FLOWSERVE RED CORP                                               NA              81,371
FRAMATOME COGEMA FUELS                                           NA              28,846
FRAMATOME TECHNOLOGIES INC                                       NA          11,228,226
FREEMYER COMPANY INC                                             NA              87,388
FTN ASSOC LTD                                                    NA              31,904
FUEL TANK MAINTENANCE                                            NA              32,486
FUELMAN OF NEW ORLEANS                                           NA              40,893
FURMANITE AMERICA INC                                            NA              98,920
GAMMA METRICS INC                                                NA              32,932
GENERAL ELECTRIC                                                 NA           3,737,764
GENERAL ELECTRIC CO CORP                                         NA              49,737
GENERAL ELECTRIC INTL INC                                        NA             214,460
GENERAL PHYSICS CORP                                             NA              93,095
GRAY HILSMAN MD PA                                               NA              45,085
GREAT RIVER STONE CO INC                                         NA             139,138
GSE POWER SYSTEMS                                                NA             340,500
GTS DURATEK BEAR CREEK INC                                       NA              46,561
H BROWN MACHINE SHOP INC                                         NA              59,000
HARLEY                                                           NA              49,622
HARVEY CONSTRUCTION CO INC                                       NA              26,510
HBS&S                                                            NA              67,613
HEAD & ENGQUIST EQUIPMENT LLC                                    NA              40,538
HENDERSON SPECIALITIES INC                                       NA             271,303
HI POINT INC                                                     NA              39,880
HI TECH SERVICES INC                                             NA             113,177
HINDS COMMUNITY COLLEGE                                          NA              27,936
HJ MERRIHUE INC                                                  NA             244,004
HOLTEC INTL                                                      NA             891,739
HONEYWELL INC                                                    NA              69,273
HYDRAULIC SPECIALISTS INC                                        NA              34,507
I POWER DISTRIBUTION GROUP                                       NA             423,401
ILD INC                                                          NA             101,464
IMATION                                                          NA              91,565
INGERSOLL DRESSER PUMP CO INC                                    NA             265,003
INNOVATIVE SOLUTIONS INC                                         NA              73,910
INSULATIONS INC                                                  NA             552,582
INTECH INC                                                       NA             342,600
INTEGRA SERVICES TECHNOLOGY                                      NA             139,323
IONICS INC                                                       NA             614,545
JACOBS MAINTENANCE INC                                           NA           1,481,844
JE MERIT CONSTRUCTORS INC                                        NA             221,497
JOHN H CARTER CO INC                                             NA              64,973
JOHN M DIAZ                                                      NA              29,356
JOHNSON CONTROLS INC                                             NA             172,000
JULIUS A PAYNE CO INC                                            NA              49,904
LA DEPT OF ENVIRONMENTAL QUALITY                                 NA             168,895
LA OFFICE OF EMERGENCY                                           NA              43,125
LEROY DANOS MAINTENANCE                                          NA              69,335
LIBERTY TECHNOLOGIES                                             NA             244,519
LOVEJOY CONTROLS CORP                                            NA              30,157
LSU FIREMEN TRAINING PROGRAM                                     NA              48,967
M DIRK ORY MD APMC                                               NA              91,200
M&M SERVICES INC                                                 NA             312,154
MAINTENANCE DREDGING INC                                         NA              43,848
MARINE & INDUSTRIAL SUPPLIES                                     NA              91,702
MATLACK INC                                                      NA              36,594
MATRIX INC                                                       NA              28,029
MEDIC SYSTEMS INC                                                NA              31,438
MONTGOMERY KONE INC                                              NA             132,852
MOODYS INVESTORS SERVICE INC                                     NA              59,800
MOTION INDUSTRIES INC                                            NA              32,645
MPR ASSOC INC                                                    NA              29,560
MS EMERGENCY MANAGEMENT AGENCY                                   NA             246,100
MS ENTERPRISE FOR TECHNOLOGY                                     NA             247,428
NEXUS TECHNICAL SERVICES CORP                                    NA              39,945
NICHOLAS ACOUSTICS & SPECIALTY                                   NA              53,965
NORTH AMERICAN CONTRACT EMP                                      NA              42,128
NORTH AMERICAN POWER RESOURCES                                   NA              74,942
NTS TECHNICAL SERVICES INC                                       NA             720,263
NUKEM INC                                                        NA             316,402
NUMANCO LLC                                                      NA           2,363,156
NWS TECHNOLOGIES                                                 NA             140,091
NWT CORP                                                         NA              78,893
NWT INC                                                          NA              33,663
OCHSNER CLINIC                                                   NA              42,128
OLD DOMINION PROJECT TEAM INC                                    NA             254,619
OMEGA TECHNICAL SERVICES INC                                     NA              43,940
OSI SOFTWARE INC                                                 NA              37,785
OUR LADY OF THE LAKE REGIONAL                                    NA             112,724
OVERLY MFG CO                                                    NA              43,675
PAR SYSTEMS INC                                                  NA             206,624
PCI ENERGY SERVICES                                              NA           1,479,193
PDMA CORP                                                        NA              62,791
PERFORMANCE CONTRACTING INC                                      NA             182,336
PERFORMANCE IMPROVEMENT INTL                                     NA              27,000
PINE BLUFF SAND & GRAVEL                                         NA              55,376
PLANT MACHINE WORKS INC                                          NA              53,252
PLASTOCOR INC                                                    NA              62,867
PN SERVICES LLC                                                  NA              55,516
POOLED EQUIPMENT INVENTORY CO                                    NA              64,577
POWER EQUIPMENT MAINTENANCE IN                                   NA           3,055,717
POWER GENERATION TECHNOLOGIES                                    NA              83,456
PRECISION SURVEILLANCE CORP                                      NA             517,272
PROFESSIONAL BUILDING SERVICE                                    NA             280,262
PWC                                                              NA              28,500
REALFLEX SYSTEMS INC                                             NA              27,129
REBEL HIGH VELOCITY SEWER                                        NA              71,154
RED STICK ARMATURE WORKS INC                                     NA              49,581
RHODIA INC                                                       NA             228,757
RHR INTL CO                                                      NA              78,446
RIVER PARISH DISPOSAL INC                                        NA             128,771
RIVER REGION MEDICAL CORP                                        NA             103,196
ROBERT D MARTIN                                                  NA              32,155
ROBERT WILEY WELDING                                             NA             101,998
SAFETY KLEEN INC   LAPORTE                                       NA              43,010
SARGENT & LUNDY LLC                                              NA              75,606
SAYBOLT INC                                                      NA              36,977
SCHULZ ELECTRIC CO                                               NA              29,900
SCIENCE APPLICATIONS INTL CORP                                   NA              50,684
SCOTT CONSTRUCTION EQUIPMENT                                     NA              64,147
SEA BREX MARINE INC                                              NA             593,120
SIEMENS POWER CORP                                               NA           6,941,025
SIEMENS WESTINGHOUSE POWER                                       NA           1,815,189
SORRENTO ELECTRONICS                                             NA              47,204
SOUTH MS ELECTRIC POWER ASSN                                     NA              51,453
SOUTHEASTERN FURNITURE                                           NA              32,361
SOUTHWEST RESEARCH INSTITUTE                                     NA              32,126
SPEC ATS INC                                                     NA             905,553
SPEC GROUP HOLDINGS INC                                          NA             501,843
STANDARD & POORS CORP                                            NA              70,700
STANDARD SUPPLY & HARDWARE CO                                    NA              46,294
STAR SERVICE INC OF BATON ROUG                                   NA             162,500
STATE OF LA                                                      NA             216,000
STEVENSON & ASSOC INC                                            NA              25,859
STEWART D EBNETER                                                NA              79,860
STRUCTURAL INTEGRITY ASSOC                                       NA             113,384
STUDSVIK OF AMERICA                                              NA              39,597
SYSECA INC                                                       NA             144,773
TAYLOR BACKHOE & NURSERY                                         NA             101,036
TEAM INDUSTRIAL SERVICES INC                                     NA              68,848
TENSAS PARISH POLICE JURY                                        NA              66,959
TERRY TRANE SERVICE AGENCY INC                                   NA              48,082
THERMO NUTECH                                                    NA              56,194
TMP WORLDWIDE EXECUTIVE SEARCH                                   NA              35,167
TODAYS OFFICE                                                    NA              60,503
TODD ELECTRIC INC                                                NA              93,768
TOTAL SAFETY                                                     NA              27,830
TRANSWARE ENTERPRISES INC                                        NA              68,995
UNIVERSITY OF MD                                                 NA             139,429
US INVESTIGATIONS SERVICES INC                                   NA              48,700
UTILITY SYSTEMS SERVICES INC                                     NA             727,759
VERNER & JAMES INC                                               NA              40,737
WACKENHUT CORP                                                   NA          13,928,289
WASTE MANAGEMENT OF MS INC                                       NA              57,906
WASTE MANAGEMENT RSVL DISTRICT                                   NA              86,919
WELDING SERVICES INC                                             NA             585,816
WESDYNE INTL                                                     NA             526,500
WESTINGHOUSE ELECTRIC CORP                                       NA          18,893,090
WILLIAM A HARRISON INC                                           NA             156,847
WILLIAMS COMMUNICATIONS SOLUTI                                   NA              58,115
WYLE LABORATORIES                                                NA             254,053
XEROX BUSINESS CORP                                              NA             420,437
ZETEC INC                                                        NA             420,662
OTHER SERVICES <$25,000 (615)                                    NA           3,186,322
									   ------------

							      Subtotal      127,842,811
									   ------------
							       TOTAL       $201,461,346
									   ============

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 1999

		      Employee Pensions and Benefits

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	   Description                                            Amount

Group Medical/Dental Insurance                                  $15,525,684
Pension Plans                                                     8,538,235
FAS 106 OPEBS                                                     5,324,876
Savings Plan                                                      4,723,763
Employee Meetings/Functions/Awards                                1,426,920
Post Retirement Plan Payments                                    (1,298,515)
Employee Stock Investment Plan                                      556,888
Educational Reimbursement                                           431,368
Group Long Term Disability Insurance                                329,003
Group Life Insurance                                                212,000
Other                                                             4,649,300
								-----------
						       TOTAL    $40,419,522
								===========

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 1999

		       General Advertising Expenses


Instructions:
Provide a listing of the amount included in "General Advertising
Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

	      Description                          Name of Payee        Amount

Recruiting                         Entergy Services Inc.               $62,130
				   Others less than $3,000                 821

Public Relations                   Others less than $3,000                 972

								      --------
							   TOTAL      $ 63,923
								      ========

				21 OF 27 PAGES

		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

		       Miscellaneous General Expenses


Instructions:
  Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
  (2 U.S.C. SS441(b)(2)) shall be separately classified.

		    Description                                  Amount

Electric Power Research Institute fees                          $2,354,382
Institute of Nuclear Power Operations, Inc. fees                 2,133,616
Nuclear Energy Institute fees                                    1,035,947
Industry association dues/ corporate memberships                   218,281
Directors fees and expenses                                         90,029
								----------
							TOTAL   $5,832,255
								==========

		   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

				  Rents


Instructions.
  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	       Type of Property                                   Amount


Office equipment                                                $ 5,843,366
Telecommunications                                                1,860,560
Computer Equipment                                                1,685,300
Building                                                            944,591
Computer Software                                                    67,635
								-----------
							TOTAL   $10,401,452
								===========


				22 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

		     Taxes Other Than Income Taxes

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
  (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	    Kind of Tax                                          Amount

OTHER THAN U.S. GOVERNMENT TAXES:
     Ad Valorem                                               $20,309,843
     Franchise                                                  2,905,150
     State Unemployment                                             1,142
     Other Payroll Taxes                                           61,506
							      -----------
	 SUBTOTAL                                              23,277,641
							      -----------
U.S. GOVERNMENT TAXES:
     FICA                                                      18,365,376
     Other Payroll Taxes                                          (39,963)
							      -----------

	 SUBTOTAL                                              18,325,413
							      -----------

			  TOTAL                               $41,603,054
							      ===========

		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 1999

				  Donations

Instructions:
  Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	    Name of Recipient               Purpose of Donation             Amount
United Way                                 Charity                           $ 45,635
Junior Achievement of Mississippi          Contribution                        13,713
Russellville High School                   Contribution                         7,715
Chamber of Commerce                        Contribution                         4,000
Van Winkle Elementary School               Contribution                         4,000
Port Gibson Main St Inc                    Contribution                         3,000
Reformed Theological Seminary              Contribution                         3,000
Others less than $3,000 (103)              Contribution                        60,435
									     --------
								   TOTAL     $141,498
									     ========

				23 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 1999

			     Other Deductions


Instructions:
  Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.


		 Description                                 Name of Payee                    Amount
Associated companies expenses                  Entergy Services, Inc.                          $129,408

Business meals, entertainment, and various     Various employees (4)                              3,451
  other employee expenses

Other miscellaneous expenses                   Adelman & Steiner, PA                             76,000
					       Rapids on the Reservoir                            5,258
					       Nuclear Energy Institute                           5,000
					       Cobbs Seafood and Steak, Inc.                      3,035
					       Various employees and other vendors (7)            9,980

											       --------
										   TOTAL       $232,132
											       ========



	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 1999

	     Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.
  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

   See Notes to Financial Statements on pages 13 ( 2 ) through 13 ( 7 ).


				24 OF 27 PAGES


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 1999

		 Schedule XIX - Financial Data Schedule


Item No.  Caption Heading                                                  Amount
1         Net Service Company Property                                    $2,275,789
2         Total Investments                                                        -
3         Total Current and Accrued Assets                                19,160,773
4         Total Deferred Debits                                            1,649,212
5         Balancing Amount For Total Assets and Other Debits                       -
6         Total Assets and Other Debits                                   23,085,774
7         Total Proprietary Capital                                        1,000,000
8         Total Long-Term Debt                                                     -
9         Notes Payable                                                            -
10        Notes Payable to Associated Companies                                    -
11        Balancing Amount For Total Current and Accrued Liabilities      20,960,448
12        Total Deferred Credits                                           1,111,500
13        Accumulated Deferred Income Taxes                                   13,826
14        Total Liabilities and Proprietary Capital                       23,085,774
15        Services Rendered to Associate Companies                       728,515,991
16        Services Rendered to Nonassociate Companies                              -
17        Miscellaneous Income or Loss                                             -
18        Total Income                                                   728,515,991
19        Salaries and Wages                                              23,507,994
20        Employee Pensions and Benefits                                  37,300,737
21        Balancing Amount For Total Expenses                            667,707,260
22        Total Expenses                                                 728,515,991
23        Net Income (Loss)                                                        -
24        Total Expenses (Direct Costs)                                  716,474,116
25        Total Expenses (Indirect Costs)                                 12,041,875
26        Total Expenses (Total)                                         728,515,991
27        Number of Personnel End of Year                                      3,247



				25 OF 27 PAGES


	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 1999

			 Organization Charts

     President and Chief Executive Officer

	  Regulated Nuclear Operations

	  Non-Regulated Nuclear Operations

	  Operations Support
	       Nuclear Fuels Procurement
	       Operations and Maintenance Technical Support
	       Materials, Purchasing and Contracts Support
	       Nuclear Safety and Licensing Support
	       Information Technology Support
	       Chemical, Environmental, and Radioactive Waste Support Total Quality Review and Assessment
	       Legal Services and Risk Management
	       Security

	  Engineering
	       Design Engineering
	       Engineering Support
	       Nuclear Engineering Analysis
	       Engineering Programs

	  Business Development
	       Project Management
	       Financial Control
	       Outage Management & Work Control

	  Finance
	       Financial Control
	       Regulatory and Performance Reporting

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 1999

			Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		For the Year Ended December 31, 1999

     Annual Statement of Compensation for Use of Capital Billed

			      - None -


			   26 OF 27 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS INC.

			  Signature Clause

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


				    Entergy Operations, Inc.
				   (Name of Reporting Company)



			      By:  /s/ Nathan E. Langston
				      (Signature of Signing Officer)


			      Nathan E. Langston
			      Vice President and Chief Accounting Officer
			      (Printed Name and Title of Signing Officer)


Date:  April 26, 2000





			   27 OF 27 PAGES